United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2017 and 2016		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2017 and 2016		5

Notes to Financial Statements		6

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2017	20

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2017	21

Note:
Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee
and Plan Participants
Occidental Petroleum Corporation Savings Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 and schedule of reportable transactions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Weaver and Tidwell, L.L.P.

We have served as the Plan’s auditor since 2016.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
June 27, 2018

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016
(Amounts in thousands)

	2017	2016
Assets:
Cash	$—	$369
Investments:
At fair value:
Common/collective trust funds	520,051	401,125
Common stock	656,505	660,735
Mutual funds	725,294	615,102
Plan interest in master trust accounts	131,999	146,965
Total investments at fair value	2,033,849	1,823,927
At contract value:
Plan interest in master trust accounts	330,851	393,816
Total investments at contract value	330,851	393,816

Receivables:
Notes receivable from participants	21,937	22,895
Interest and dividends	7,188	7,323
Participant contribution	177	1,930
Employer contribution	294	1,306
Total receivables	29,596	33,454
Total assets	2,394,296	2,251,566

Net assets available for benefits	$2,394,296	$2,251,566

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2017 and 2016
(Amounts in thousands)

	2017	2016
Changes to net assets attributable to:
Investment income:
Interest	$67	$67
Dividends	43,646	49,660
Net appreciation in fair value of investments	192,273	99,225
Plan interest in master trust accounts investment income	19,255	39,504
Other	469	283
Total investment income	255,710	188,739

Interest income on notes receivable from participants	861	875
Contributions:
Participant	74,767	69,195
Employer	53,784	45,348
Participant rollovers	7,677	8,137
Total contributions	136,228	122,680
Deductions:
Benefits paid to participants	249,361	269,855
Administrative expenses	708	37
Total deductions	250,069	269,892
Net increase	142,730	42,402
Net assets available for benefits:
Beginning of year	2,251,566	2,209,164
End of year	$2,394,296	$2,251,566

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Oxy, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of the Company (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2017 and 2016, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees.  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $6,000 for the 2017 and 2016 Plan years.

Beginning effective August 5, 2016, newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a pre-tax contribution amount of 5% of base pay.

Effective January 1, 2017 the Plan permits Roth contributions and in-plan Roth rollover contributions.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received Company contributions between 50% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Oxy Stock Fund.  All vested participants may elect to transfer their employer matching contributions to other investment funds.

(d)    Participant Accounts

All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans.  The maturity dates on currently outstanding notes receivable from participants range from January 2018 to December 2027. The loans are secured by the balance in the participant’s account at the time the loan is approved.  Loan interest rates are fixed on the last day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan.  Interest rates ranged from 3% to 6% on loans outstanding as of December 31, 2017 and 2016.  Principal and interest are paid ratably through payroll deductions.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Oxy common stock.

(h)    Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2017 and 2016, employer contributions were reduced by approximately $0 and $900,000, respectively, from forfeited nonvested accounts.

At December 31, 2017 and 2016, the balance of forfeited nonvested accounts totaled approximately $13,000 and $0, respectively. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

(i)    Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for a discussion of fair value measurements. See note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Payment of Benefits

Benefits are recorded when paid.

(e)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(f)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(g)    Recently Issued Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06 “Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting,” (ASU 2017-06). ASU 2017-06 amends the presentation and disclosure requirements for benefit plans that hold interests in master trusts. For each master trust in which a plan holds an interest, the standard requires that a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendments in this standard remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and will require all plans to disclose the master trust’s investments by general type and the dollar amount of the plan’s interest in each type of investment. Plans will also be required to disclose their master trust’s other asset and liability balances on a gross basis and the dollar amount of the plan’s interest in each balance. ASU 2017-06 is effective for annual periods beginning after December 15, 2018 and must be applied retrospectively to each period for which financial statements are presented. Early adoption is permitted. The Company expects the adoption of this standard to result in changes to disclosures and presentation in the financial statements and related footnotes, and we are currently evaluating the extent of these changes.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Common/Collective Trusts and Short-Term Investment Fund

The common collective trusts and short-term investment fund are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities.

(d)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see note 7).

	Assets at fair value as of December 31, 2017
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$656,505	$—	$656,505
Mutual funds	725,294	—	725,294
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	1,381,799	—	1,381,799

Investments measured at NAV:
Common/collective trusts	—	—	520,051
Investments at fair value, excluding
Plan’s interest in master trusts	$1,381,799	$—	$1,901,850

	Assets at fair value as of December 31, 2016
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$660,735	$—	$660,735
Mutual funds	615,102	—	615,102
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	1,275,837	—	1,275,837

Investments measured at NAV:
Common/collective trusts	—	—	401,125
Investments at fair value, excluding
Plan’s interest in master trusts	$1,275,837	$—	$1,676,962

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trust funds and an insurance company general account.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The key factors that influence future interest crediting rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2017	2016
Common/collective trust	$19,174	$9,625
Synthetic guaranteed investment contracts
Common/collective trusts
Fixed income funds	424,066	512,425
Separate account contract	44,122	53,608
Total synthetic guaranteed investment contracts	468,188	566,033

Total investments	$487,362	$575,658

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the synthetic GIC issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) Company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include (1) a breach of material obligation under the contract, (2) a material misrepresentation, and (3) a material amendment to the agreement without the consent of the issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2017	2016
Net assets:
Common/collective trust	$12,478	$10,968
Oxy common stock	656,505	660,735
Interest and dividends receivable	6,956	7,064
	$675,939	$678,767

	Year ended December 31,
	2017	2016
Changes in net assets:
Contributions	$59,950	$51,607
Investment income	28,273	28,412
Net appreciation in fair value of investments	19,683	35,891
Transfers between funds	(62,574)	(32,623)
Benefits paid to participants	(48,104)	(68,050)
Administrative expenses	(56)	(18)
Changes in net assets	$(2,828)	$15,219

(6)    California Resources Stock Fund

As a result of the spin-off of California Resources Corporation (California Resources) in 2014, the Plan received shares of California Resources’ common stock based on the number of shares of Oxy common stock held under the Oxy Stock Fund. Those shares of California Resources’ common stock were placed in a new California Resources Stock Fund, which was allocated to participants in the Plan who had a balance in the Oxy Stock Fund on the last trading day before November 30, 2014, the distribution date. The California Resources Stock Fund was a closed fund. It held the distributed California Resources shares but was not open to any additional investments or contributions by Plan participants. Additionally, the California Resources Stock Fund was discontinued and participants were required to divest of their California Resources Stock Fund generally on or before November 30, 2016. The balance in the California Resources Stock Fund was $0 as of December 31, 2017 and 2016.

Information regarding the significant components of the changes in net assets relating to the California Resources Stock Fund for the year ended December 31, 2016 is as follows (amounts in thousands):

Year ended December 31,

2016
Changes in net assets:
Investment income	$1
Net depreciation in fair value of investments	(2,863)
Transfers between funds	(4,477)
Benefits paid to participants	(358)
Changes in net assets	$(7,697)

(7)    Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a synthetic GIC fund managed by Invesco (GIC MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust each own an undivided interest in the Advent MTIA and Bernstein MTIA. The following table presents the Plan interest in each MTIA (amounts in thousands):

	As of December 31,
	2017	2016
Plan interest in master trust accounts:
GIC MTIA, at contract value	$330,851	$393,816
Advent MTIA, at fair value	17,432	14,705
Bernstein MTIA, at fair value	114,567	132,260
Net assets	$462,850	$540,781

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2017	2016
Assets:
Investments, at contract value (see note 4):
Common/collective trusts	$19,174	$9,625
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	424,066	512,425
Separate account contract	44,122	53,608
Total investments	487,362	575,658
Receivables:
Accrued investment income	21	9
Total receivables	21	9
Total assets	487,383	575,667
Liabilities:
Accrued expenses	110	103
Total liabilities	110	103
Net assets of GIC MTIA	$487,273	$575,564
Plan’s percentage interest in GIC MTIA net assets	68%	68%
Plan interest in GIC MTIA	$330,851	$393,816

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2017	2016
Interest Income	$12,134	$13,603
Less investment expenses	(537)	(548)
Total investment income	11,597	13,055

Transfers in	29,770	53,265
Transfers out	(129,658)	(110,127)
Changes in net assets	$(88,291)	$(43,807)

 The following tables present the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2017	2016
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$4,377	$4,283
Common/collective trust	619	504
Preferred stocks	3,210	5,607
Corporate bonds	57,128	63,529
Total investments	65,334	73,923
Cash	1,267	80
Receivables:
Due from broker for securities sold	—	—
Accrued investment income	205	305
Foreign currency contracts	16	1,065
Total receivables	221	1,370
Total assets	66,822	75,373
Liabilities:
Due to broker for securities sold	—	291
Accrued expenses	129	156
Payable under securities lending agreement	4,377	4,283
Foreign currency contracts	310	5
Total liabilities	4,816	4,735
Net assets of Advent MTIA	$62,006	$70,638
Plan’s percentage interest in Advent MTIA net assets	28%	21%
Plan interest in Advent MTIA	$17,432	$14,705

The following table presents the changes in the net assets of the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2017	2016
Net appreciation in fair value of investments:
Corporate bonds	$6,568	$2,880
Preferred stocks	208	(1,306)
Net appreciation	6,776	1,574
Interest and dividends	1,082	1,654
Less investment expenses	(547)	(545)
Investment income	7,311	2,683

Transfers in	3,707	842
Transfers out	(19,650)	(6,151)
Changes in net assets	$(8,632)	$(2,626)

The following tables provide fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2017 and 2016 (amounts in thousands):

	Assets at fair value as of December 31, 2017
	Level 1	Level 2	Total
Short-term investment fund	$—	$4,377	$4,377
Preferred stock	3,210	—	3,210
Corporate bonds	—	57,128	57,128
Foreign currency contracts	—	16	16
Total assets in the fair value hierarchy	3,210	61,521	64,731

Investments measured at NAV
Common/collective trust			619
Total assets at fair value	$3,210	$61,521	$65,350

	Liabilities at fair value as of December 31, 2017
Foreign currency contracts	$—	$310	$310
Total liabilities at fair value	$—	$310	$310

	Assets at fair value as of December 31, 2016
	Level 1	Level 2	Total
Short-term investment fund	$—	$4,283	$4,283
Preferred Stock	5,607	—	5,607
Corporate bonds	—	63,529	63,529
Foreign currency contracts	—	1,065	1,065
Total assets in the fair value hierarchy	5,607	68,877	74,484

Investments measured at NAV
Common/collective trust			$504
Total assets at fair value	$5,607	$68,877	$74,988

	Liabilities at fair value as of December 31, 2016
Foreign currency contracts	$—	$5	$5
Total liabilities at fair value	$—	$5	$5

The Advent MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor’s collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Advent MTIA securities loaned was approximately $4,213,000 and $4,184,000 at December 31, 2017 and 2016, respectively.  Cash collateral of approximately $4,377,000 and $4,283,000 was held at December 31, 2017 and 2016, respectively, with an offsetting liability.  Income earned during 2017 and 2016 was approximately $23,000 and $26,000, respectively, net of bank fees of approximately $12,000 and $14,000, respectively. This income is included as interest income for the Advent MTIA.

The Advent MTIA uses foreign currency derivatives to reduce foreign currency risk. The Advent MTIA does not designate these swaps as hedging instruments. Approximately $110,000 net gain and $594,000 net loss from these derivatives were recognized in investment income for the years ended December 31, 2017 and 2016, respectively.

The following table shows the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2017 and 2016 (dollar amounts in thousands):

	December 31, 2017
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	6,934	1.169910	615	1.178306
GBP	493	1.333740
CDN	1,236	1.288630
HKD	16,904	7.789582
CHF	708	0.994737
JPY	868,100	112.983110	16,000	113.720000

	December 31, 2016
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	9,561	1.112981	1,470	1.060731
GBP	800	1.234200	220	1.230750
CDN	2,893	1.335720
HKD	8,960	7.749722
CHF	1,000	0.965800
JPY	610,220	107.167325

The Advent MTIA’s foreign currency swaps outstanding at December 31, 2017 have settlement dates in February 2018. Foreign currency swaps outstanding at December 31, 2016 settled in February 2017. The Advent MTIA’s derivative instruments do not require collateral by either party. All of the Advent MTIA’s derivative transactions are in the OTC market and as a result, are subject to counterparty credit risk to the extent the counterparty is unable to meet its settlement commitments. The Advent MTIA’s sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2017	2016
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$33,067	$29,769
Common/collective trust	4,504	3,502
Common stocks	149,257	164,909
Total investments	186,828	198,180
Cash	—	—
Receivables:
Due from broker for securities sold	—	—
Accrued investment income	124	140
Total receivables	124	140
Total assets	186,952	198,320
Liabilities:
Due to broker for securities purchased	—	519
Accrued investment manager fees	298	34
Payable under securities lending agreement	33,067	29,769
Total liabilities	33,365	30,322
Net assets of Bernstein MTIA	$153,587	$167,998
Plan’s percentage interest in Bernstein MTIA net assets	75%	79%
Plan interest in Bernstein MTIA	$114,567	$132,260

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2017	2016
Net appreciation in fair value of investments:
Common stocks	$12,227	$40,005
Interest and dividends	1,904	1,903
Less investment expenses	(1,250)	(1,203)
Investment income	12,881	40,705

Transfers in	7,498	13,918
Transfers out	(34,790)	(35,620)
Changes in net assets	$(14,411)	$19,003

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2017 and 2016 (amounts in thousands):

	Assets at fair value as of December 31, 2017
	Level 1	Level 2	Total
Short-term investment fund	$—	$33,067	$33,067
Common stocks	149,257	—	149,257
Total assets in the fair value hierarchy	149,257	33,067	182,324

Investments measured at NAV
Common/collective trust			4,504
Total assets at fair value	$149,257	$33,067	$186,828

	Assets at fair value as of December 31, 2016
	Level 1	Level 2	Total
Short-term investment fund	$—	$29,769	$29,769
Common stocks	164,909	—	164,909
Total assets in the fair value hierarchy	164,909	29,769	194,678

Investments measured at NAV
Common/collective trust			3,502
Total assets at fair value	$164,909	$29,769	$198,180

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income during the years ended December 31, 2017 and 2016.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $31,324,000 and $28,934,000 at December 31, 2017 and 2016, respectively.  Cash collateral of approximately $33,067,000 and $29,769,000 was held at December 31, 2017 and 2016, respectively, with an offsetting liability.  Income earned during 2017 and 2016 was approximately $64,000 and $51,000, respectively, net of bank fees of approximately $34,000 and $28,000, respectively. This income is included as interest income for the Bernstein MTIA.

(8)    Related-Party Transactions

The Trustee and Oxy are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  Oxy paid approximately $988,000 and $932,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2017 and 2016, respectively.

(9)    Plan Termination

Although it has not expressed any intent to do so, Oxy has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

(10)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Oxy, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

(11)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2017 and 2016, approximately 27% and 29%, respectively, of total Plan investments were invested in shares of Oxy common stock.

(12)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2018 (amounts in thousands):

	As of December 31,
	2017	2016
Net assets available for benefits per the financial statements	$2,394,296	$2,251,566
Amounts allocated to withdrawing participants	(589)	(789)
Net assets available for benefits per the Form 5500	$2,393,707	$2,250,777

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2018 (amounts in thousands):

	Year ended December 31,
	2017	2016
Benefits paid to participants per the financial statements	$249,361	$269,855
Amounts allocated to withdrawing participants at December 31, 2017 and 2016	589	789
Amounts allocated to withdrawing participants at December 31, 2016 and 2015	(789)	(582)
Benefits paid to participants per the Form 5500	$249,161	$270,062

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

(13)    Subsequent Events
Effective June 29, 2018 certain investment funds available to participants will be replaced and Target Date Funds, Index Funds, and Active Funds will be added to the Plan investment options. Balances in any fund being closed will automatically transfer to a corresponding fund through a mapping process. The following is a list of fund additions and closures:

New investment funds:	Closing investment funds:

Vanguard Target Retirement Income Trust I	MFO Dodge & Cox Balanced Fund
Vanguard Target Retirement 2015 Trust I	MFO Massachusetts Investors Growth Stock Fund
Vanguard Target Retirement 2020 Trust I	Neuberger Berman Value Equity Fund
Vanguard Target Retirement 2025 Trust I
Vanguard Target Retirement 2030 Trust I
Vanguard Target Retirement 2035 Trust I
Vanguard Target Retirement 2040 Trust I
Vanguard Target Retirement 2045 Trust I
Vanguard Target Retirement 2050 Trust I
Vanguard Target Retirement 2055 Trust I
Vanguard Target Retirement 2060 Trust I
Vanguard Target Retirement 2065 Trust I
BlackRock US Debt Index Fund M
BlackRock Russell 3000 Index Fund M
BlackRock MSCI ACWI
Vanguard Total International Bond Index Fund
Hood River Small Cap Growth Fund
JP Morgan Small Cap Growth Fund

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value
	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 12,630,463 units		12,630
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 8,912,638 shares	251,723	656,505

*	Participant notes receivable:	1,927 participant loans, various maturities ranged from January 2018 to December 2027, interest rates range from 3% to 6%, balances collateralized by participant account		21,937
	Mutual funds:
	MFO Causeway Cap Mgmt. Intl Value Inst’l	7,048,395 shares	102,070	122,078
	MFO Dodge & Cox Balanced Fund	1,812,677 shares	160,963	193,957
	MFO Massachusetts Investors Growth Stock Fund	2,509,277 shares	59,286	71,715
	MFO Pimco Total Return Fund Inst’l	5,654,378 shares	60,342	58,070
	MFO Pimco High Yield Fund	3,392,480 shares	30,793	30,397
	MFO Vanguard Specialized Portfolios Reit Index Fund Inst’l	3,195,111 shares	50,239	58,119
	MFO Vanguard Mid-Cap Index Inst’l Fund	726,562 shares	92,523	151,626
	MFO Vanguard Inflation Protected Securities Inst’l	3,771,057 shares	40,578	39,332
		Total mutual funds		725,294
	Common/collective trust funds:
	Neuberger Berman Value Equity Fund	577,159 units	8,645	9,962
	Vanguard Institutional 500 Index Fund	2,550,720 units	259,563	328,584
	Fidelity Contrafund Commingled Pool	6,947,669 shares	78,822	110,954
	Blackrock Equity Dividend Fund	2,809,933 units	45,039	57,921
				507,421
	Plan interest in master trust accounts:
	Oxy Combined Advent Capital Management Master Trust Acct	715,243 units	13,586	17,432
	Oxy Combined Alliance Bernstein Master Trust Acct	2,735,433 units	61,755	114,567
	Guaranteed Investment Contracts Master Trust Acct	15,689,927 units	289,168	330,851
		Total Plan interest in master trust accounts		462,850
		Total		$2,386,637

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying independent Auditor’s Report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2017
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	228 Acquisitions	$111,326	$—	$—	$—	$111,326	$111,326	$—
	267 Dispositions	$—	$109,712	$—	$—	$109,712	$109,712	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Darin Moss
Darin Moss - Chairman of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 27, 2018

Exhibit Index

Exhibit

No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm